UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-

16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release regarding the Call and Agenda for the Annual General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 30, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: March 27, 2018

Item 1

BANCO SANTANDER (MEXICO), S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO

CALL

By resolution of the Board of Directors of the Company, the holders of Series "F" and Series "B" shares of the capital stock of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”), pursuant to articles 181, 182, 183 and 186 of the Mexican General Corporations Law and the Corporate Bylaws, are called to an Annual General Ordinary and Extraordinary Shareholders’ Meeting to take place at 12:15 P.M. on April 30, 2018 at the offices of the Company, located at Prolongación Paseo de la Reforma número 500, módulo 207, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, C.P. 01219, Mexico City, to address the following subjects:

AGENDA

I.	Submission of the Board of Directors report in connection with the Company’s performance during the fiscal year ended as of December 31, 2017, including: (i) the Financial Statements under the criteria of the National Banking and Securities Commission (CNBV) and IFRS, on such date, and (ii) the external auditor’s report.

II.	Proposal and, as the case may be, approval of the allocation of profits.

III.	Company’s CEO and General Director’s report on the business status, corresponding to fiscal year 2017.

IV.	Report with respect to the Opinion issued by the Board of Directors regarding the content of the report of the Company’s CEO and General Director.

V.	Board of Director’s report on the main accounting and information policies and criteria.

VI.	Report with respect to compliance with the tax obligations discharged by the Company in the fiscal year 2016.

VII.	Report on the transactions and activities in which the Company participated.

VIII.	Board of Director’s report with respect to the activities of the Company’s Audit Committee and the Corporate Practices, Nominations and Compensations Committee during fiscal year 2017.

IX.	Report on the resignation, appointment and, if applicable, ratification of the Regular and Alternate members of the Board of Directors elected as representatives of Series “F” and Series “B” shares, which are part of the Company’s capital stock. Determination of compensations thereto.

X.	Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company.

XI.	Proposal and, if applicable, approval to amend the Company’s Bylaws.

XII.	Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

In order to attend the Meeting, shareholders shall present the corresponding form (Admission Card), which shall be issued at the offices of the Secretary of the Company at Prolongación Paseo de la Reforma número 500, floor 2, módulo 207, Col. Lomas de Santa Fe, Delegación Álvaro Obregón, in Mexico City. Likewise, shareholders are informed that the forms required to attend and exercise their voting rights at such Meeting will be delivered upon the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities prepared for such purpose, and a copy of the Federal Taxpayer Registry of each stockholder pursuant to the terms of article 27 of the Mexican Federal Tax Code. The Registry of Shareholders shall be closed three business days before the date of the Shareholders' Meeting takes place.

Likewise, the information mentioned in the Agenda, shall be at the shareholders disposal at no cost at the domicile of the Company mentioned in the foregoing paragraph from the date of publication of this call, pursuant to the provisions of article 16 bis of the Mexican Banking Law and article 49 subsection I of the Mexican Securities Market Law.

The shareholders may be represented at the Meeting by a proxy appointed via power of attorney indicated in the forms prepared by the Company under the terms of article 16 of the Mexican Banking Law and article 49 subsection III of the Mexican Securities Market Law. Such forms shall be at the disposal of the shareholders from the date hereof at the domicile of the Secretary of the Company so that they may collect them and distribute them among their representatives.

Mexico City as of March 27, 2018

_________________________________

Lic. Fernando Borja Mujica

Secretary of the Board of Directors